Exhibit 99.1

MOUNTAIN PROVINCE DIAMONDS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2008

The following management discussion and analysis (“MD&A”) of the operating results and financial position of Mountain Province Diamonds Inc. (“the Company” or “Mountain Province” or “MPV”) is prepared as at November 12, 2008, and should be read in conjunction with the unaudited interim consolidated financial statements and the notes thereto for the three and six months ended September 30, 2008 and 2007, and with the audited consolidated financial statements and the notes thereto of the Company for the year ended March 31, 2008. These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars, unless otherwise stated.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

For additional information, reference is made to the Company’s press releases and Annual Information Form on Form 20-F filed on SEDAR at www.sedar.com and on the Company’s website at www.mountainprovince.com.

OVERALL PERFORMANCE

Mountain Province Diamonds Inc. is a Canadian resource company participating in a joint venture (the “Gahcho Kué Project”) exploring and permitting a diamond deposit located in the Northwest Territories (“NWT”) of Canada. The Company’s primary asset is its 49% interest in the Gahcho Kué Project over certain AK leases located in the NWT.  The Company entered into a letter of agreement with De Beers Canada Exploration Inc. (“De Beers Canada”) in 1997, subsequently continued under and pursuant to an agreement concluded in 2002. If called on to fully fund a definitive feasibility study, De Beers Canada can increase its interest to 55 percent upon the completion of a feasibility study. If called on to fully fund the mine’s construction, De Beers Canada can increase its interest to 60 percent following the commencement of commercial production.

The Gahcho Kué Project is conducting advanced exploration at its mineral properties, but has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Gahcho Kué Project to complete exploration and development to discover economically recoverable reserves and upon the successful permitting, construction and future profitable production. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalised to date.

In June 2008, the Company announced that with the support of its joint venture partner, De Beers Canada, it began a process to review strategic alternatives in relation to the Gahcho Kué Joint Venture. The Company cautions shareholders that there is no assurance that the review will result in any specific transaction and no timetable has been set for its completion.

Project Technical Study

The Gahcho Kué Project approved a budget of approximately C$25 million in 2003 for an in-depth technical study of the Hearne, 5034 and Tuzo kimberlite bodies located at Kennady Lake in Canada’s Northwest Territories. This study was of sufficient detail to allow the Gahcho Kué Project to advance to mine permitting.

The final results of the study were presented to the Company in June 2005. Based on the results, the Gahcho Kué Project approved funding totaling C$38.5 million to advance the project to the permitting and advanced exploration stages. Applications for construction and operating permits were submitted in November 2005.

A review of the 2005 technical study was initiated during the second half of 2006 with a view to reducing the projected capital and operating costs. Work on the updated technical study review is continuing, and was expected to be completed during 2008; however, is now only likely to be completed in early 2009.

Exploration

In January 2006, the Company announced details of the advanced exploration program at the Gahcho Kué Project. The focus of the program, which was managed by the project operator, De Beers Canada, was to upgrade the diamond resource of the North Lobe of the 5034 kimberlite pipe to the “indicated mineral resource” category; improve the understanding of the grade and diamond value of the Tuzo kimberlite pipe; collect sufficient data to support a definitive feasibility study; and establish the overall potential upside of the project. None of the planned large diameter drill holes were completed due to the failure on the part of the operator. Twenty-five of 31 planned core drill holes were completed.

Starting in the summer of 2006, the project operator, De Beers Canada, commenced a summer core drilling program. Six additional core drill holes were completed, bringing the total number of core drill holes completed in 2006 to 31.   The results of the core drilling program were announced in January 2007.

In December 2006, the Company was advised by the project operator, De Beers Canada, that the Tuzo and 5034 North Lobe bulk sampling programs previously considered for 2007 were delayed until 2008.  No suitable drilling operator was willing to undertake the large diameter drilling program during 2007.

As originally reported by the Company in a news release dated November 16, 2005 titled “Mountain Province Diamonds Inc. Appoints New President and CEO”, De Beers Canada, operator of the Gahcho Kué Project, has provided the following summary of the Gahcho Kué Project:

Pipe	Resource Category	Tonnes	Carats	Grade (cpht) (1)
5034	Indicated Inferred	8,715,000 4,921,000	13,943,000 8,366,000	160 170
Hearne	Indicated Inferred	5,678,000 1,546,000	9,676,000 2,373,000	170 153
Tuzo	Inferred	10,550,000	12,152,000	115
Summary	Indicated Inferred	14,392,000 17,017,000	23,619,000 22,890,000	164 135

1. Resource cut-off is 1.5mm

The Gahcho Kué Project undertook an extensive core drilling program at the Tuzo kimberlite over the winter of 2006/2007 as part of a $30.8 million 2007 budget for the Gahcho Kué Project.  The Tuzo core drilling program, which comprised 26 drill holes over 8,576 meters broadly covering a 35 meter grid pattern over the Tuzo kimberlite pipe, was designed to more fully define the volume, geology, dilution, density and grade of the Tuzo pipe and also to upgrade the Tuzo resource.  Twenty core holes were drilled to 300 meter depths and six holes were drilled to 400 meter depths. The results from the core drilling program are expected to be adequate to upgrade the Tuzo geological model in 2008.

The 2007 Tuzo winter core drilling program was completed in mid-April 2007, and was considered to be successful.  Preliminary results of the drill program indicated substantial flaring to depth of the Tuzo kimberlite. In addition, four of six deep (400 meter) drill holes terminated in kimberlite confirming substantial flaring and continuity of the Tuzo kimberlite to depth.

In addition, a five-hole core drilling program between the North and East lobes of the 5034 kimberlite was also completed successfully confirming the continuity of the kimberlite between the two lobes. According to De Beers Canada, confirmation of the kimberlite continuity provides sufficient confidence to be able to extrapolate the diamond revenue modeling from the 5034 East Lobe, which is in the indicated mineral resource category, to the North Lobe with a much reduced diamond parcel from the North Lobe.

While the Company announced on December 17, 2007 that the project operator had advised that the geology and resource models for Tuzo, 5034 and Hearne kimberlites would be released early in the second quarter of 2008, the Company announced on May 13, 2008 that the Gahcho Kué project operator, De Beers, has now advised that work on the updated geological and resource models is ongoing, and when the work is complete, it will be considered “interim” and will not be compliant with National Instrument 43-101 (“NI 43-101”), and thus in a form which will permit public disclosure to Mountain Province shareholders.  Once the updated geological and resource models are available, the Company will consult with Mr. Carl Verley (the Company’s qualified person under NI 43-101) and the Ontario Securities Commission to establish what further work is required in order for the results of these updates to be made available to the Company’s shareholders.

The Gahcho Kué Project undertook a land-based large diameter (5.75 inch) core drilling program at the 5034 North Lobe during the summer of 2007 to extract 60 tonnes required to recover a 100 carat diamond sample.  The budget of $8.2 million dollars for this 5034 North bulk sampling program was approved by the Joint Venture in May 2007.

On November 6, 2007, the Company announced that the 2007 large diameter core drilling at the 5034 North Lobe concluded at the end of October.  Five of the originally planned six large diameter core holes at the northern, land-based portion of 5034 North Lobe were completed, recovering approximately 33 tonnes of kimberlite. Despite the smaller than expected recovery of kimberlite, the project operator was nonetheless confident that sufficient diamonds were recovered to enable revenue modeling of the 5034 North Lobe to be completed to support the upgrade of the 5034 North Lobe to the “indicated mineral resource” category.  The 2007 large diameter core drilling program concluded with costs of $12.4 million versus an approved incremental budget of $5.1 million with the increase being primarily attributable to insufficient costs being budgeted for drill rig mobilization, and direct and indirect costs associated with the extension to the timing of the drilling campaign.

On July 16, 2008, in a news release titled “Mountain Province Diamonds Reports Results of the 5034 North Lobe Large Diameter Core Program”, the Company announced the results of the 5034 North Lobe large-diameter core drilling program conducted during the summer of 2007.  The drill program recovered approximately 36.7 tonnes of kimberlite, and sample processing took place at De Beers’ Grande Prairie facility with diamond recovery carried out at De Beers’ GEMDL facility in Johannesburg.  The program was designed to collect approximately 100 carats from the North Lobe to support the macro diamond size distribution inferred from earlier micro-diamond sampling.  Selected sections of the recovered drill core were crushed to -6mm and screened at a nominal bottom cut-off of 1.0mm, resulting in the first macro-diamonds recovered from the 5034 North Lobe.  Approximately 80 carats were recovered at a nominal 1.5mm cut-off, and 102 carats at a 1.0mm nominal cut-off.  The results at a 1.00mm nominal cut-off are presented in Table 1 below.

Table 1
2007 5034 North Lobe Core Drilling Data

KIMBERLITE PIPE	DRILL HOLE	CARATS +1.03mm	KIMBERLITE MASS (kg)	DIAMOND COUNT +1.03mm	GRADE (carats per tonne)(1)
5034 North Lobe	MPV-07-310C	8.695	7,236	136	1.20
5034 North Lobe	MPV-07-311C	25.19	12,773	412	1.97
5034 North Lobe	MPV-07-312C	21.995	7,047	255	3.12
5034 North Lobe	MPV-07-313C	22.50	10,789	345	2.09
5034 North Lobe	MPV-07-314C	23.87	6,773	274	3.52
SUMMARY		102.250	44,618	1,422	2.29
(1)	Grade presented for illustrative purposes only.

The Company further announced that, according to De Beers Canada, confirmation of the kimberlite continuity between the 5034 North and East lobes provides sufficient confidence to be able to extrapolate the diamond revenue modeling from the 5034 East Lobe, which is in the indicated mineral resource category, to the North Lobe with a much reduced diamond parcel from the North Lobe.

Tuzo

On December 17, 2007, the Company announced that the 2008 Tuzo large-diameter drilling bulk sampling program had commenced.  The program used two 24-inch drill rigs to drill a total of nine large-diameter holes to recover a diamond parcel of approximately 1,500 carats.  Seven of the holes were drilled to depths of approximately 100 meters and the remaining two holes were drilled to depths of approximately 300 meters.

On March 19, 2008, the Company announced that the 2008 Tuzo large-diameter bulk sampling program concluded successfully ahead of schedule, and that a total of nine holes had been drilled to the planned depths.  The Company also announced that the processing of the drill core at De Beers’ Grand Prairie facility commenced on February 23, 2008 for completion in May 2008, at which point the concentrated kimberlite would be processed to recover macro diamonds which, with the approximate 600 carats recovered from the prior years’ exploration, should provide a sufficiently large sample of approximately 2,000 carats to enable the Joint Venture to do accurate diamond revenue modelling for the Tuzo kimberlite.

On May 13, 2008, the Company announced that the project operator, De Beers, had advised that the concentration of the bulk sample had been completed ahead of schedule and that diamond recovery from the Tuzo bulk sample was taking place at De Beers’ GEMDL facility in South Africa, following which the entire Tuzo diamond parcel would be sent to the Diamond Trading Company (DTC) in London for cleaning and valuation.  The Company announced on August 6, 2008, that results from this program were expected during the third quarter of 2008.  However, at the end of the third quarter of 2008, results of the valuation were still pending and are now expected to be received during the fourth quarter of 2008.

On July 2, 2008, the Company announced that a 25.13 carat gem quality diamond of excellent shape and clarity and good colour had been recovered from the Tuzo large-diameter bulk sample which had been independently valued at approximately $17,500 per carat, putting the diamond value at approximately $440,000. The Company also announced that past years’ exploration at Gahcho Kué recovered several other large diamonds of gem quality, including 9.9, 7.0, 6.6 and 5.9 carat diamonds from the 5034 kimberlite, and 8.7, 6.4 and 4.9 carat diamonds from the Hearne kimberlite.

On August 6, 2008, in a news release titled “Mountain Province Diamonds Reports Preliminary Results from the Tuzo Large Diameter Bulk Sampling Program”, the Company announced preliminary results from eight of the nine holes of the Tuzo large-diameter bulk sampling program from the 2008 winter.  The results from the outstanding ninth hole (MPV-08-319L) have been received and are included in Table 2 below. Including the 25.13 carat gem quality diamond recovered, a total of 20,968 diamonds were recovered from 923 tonnes of kimberlite resulting in an average grade (provided for illustrative purposes only) of 1.86 carats per tonne.  The project operator, De Beers, advised that the carats recovered, combined with approximately 600 carats recovered in prior years’ exploration, are sufficient to develop a diamond revenue model for the Tuzo kimberlite pipe.  The Company further announced that once all the results are available, the Tuzo diamonds will be valued by the Gahcho Kué project operator, and all diamonds from the Gahcho Kué project will also be independently valued by WWW International Diamond Consultants on behalf of the Company.  Following completion of the Tuzo diamond revenue model, it is anticipated that the Tuzo resource will be upgraded to the “indicated mineral resource” category.

The preliminary results of the Tuzo 2008 large diameter drill program are listed in Table 2 below:.

Table 2
2008 Tuzo Large Diameter Drilling Data

KIMBERLITE PIPE	DRILL HOLE	DEPTH (from - to) (metres)	KIMBERLITE MASS (tonnes)	CARATS +1.5mm	DIAMOND COUNT +1.5mm	GRADE* (carats per tonne)
Tuzo	MPV-08-315L	17.0 - 133.6	81.8	261.2	3,344	3.20
Tuzo	MPV-08-316L	16.5 - 122.5	72.2	248.9	3,654	3.45
Tuzo	MPV-08-317L	17.0 - 126.5	74.6	268.8	2,806	3.61
Tuzo	MPV-08-318L	11.0 - 103.3	67.2	84.6	1,157	1.26
Tuzo	MPV-08-319L	22.1 - 286.7	207.5	170.1	2,075	0.82
Tuzo	MPV-08-320L	15.0 - 97.8	59.1	79.6	913	1.35
Tuzo	MPV-08-321L	15.5 - 113.0	68.9	149.5	1,768	2.17
Tuzo	MPV-08-322L	16.0 - 102.6	60.4	110.5	1,388	1.83
Tuzo	MPV-08-323L	17.0 - 125.2	86.6	211.5	2,318	2.44
Tuzo	MPV-08-323L (Deep)	125.2 - 305	144.8	128.6	1,545	0.89
SUMMARY			923.0	1,713.2	20,968	1.86
*Grade presented for illustrative purposes only.

Conceptual Study Update

On December 17, 2007, Mountain Province announced that it had been advised by De Beers that the update of the 2006 Gahcho Kué conceptual study would be completed by the second quarter of 2008. Work on the updated study is ongoing and is not expected to be completed prior to the end of 2008. De Beers has also advised the Company that the updated study to be provided by the project operator will not be complaint with NI 43-101. Once the updated study is available, Mountain Province will address this issue with the Company’s technical advisors, JDS Mining, and the Ontario Securities Commission to establish what further work is required in order for the results of the update to be made available to Mountain Province shareholders.

The impact of the current economic climate on the Conceptual Study Update and on the other aspects of the Gahcho Kué Project will be assessed given fluctuating capital costs, operating costs, rough diamond prices, exchange rates and oil prices, particularly, but also given the volatility of financial markets.  The Company and the project operator will continue to monitor the economic climate and carefully consider the implications for the Gahcho Kué Project.

Permitting

In November 2005, De Beers Canada, as operator of the Gahcho Kué Project, applied to the Mackenzie Valley Land and Water Board for a Land Use Permit and Water License to undertake the development of the Gahcho Kué diamond mine. On December 22, 2005, Environment Canada referred the applications to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”), which commenced an Environmental Assessment ("EA"). On June 12, 2006, the MVEIRB ordered that an Environment Impact Review (“EIR”) of the applications should be conducted.

In July 2006, De Beers Canada filed an application for a judicial review of the referral. De Beers Canada brought the application for judicial review of the MVEIRB decision to the Supreme Court of the NWT. On April 2, 2007, the Supreme Court of the Northwest Territories dismissed De Beers Canada’s application and upheld the decision by the MVEIRB.

Following the decision of the Supreme Court of the NWT, the MVIERB commenced the EIR.  The MVEIRB published draft Terms of Reference and a draft Work Plan for the Gahcho Kué Project in June 2007, and called for comments from interested parties by July 11, 2007.  The EIR is designed to identify all of the key environmental issues that will be impacted by the development of the Gahcho Kué diamond mine and to facilitate participation by key stakeholders in addressing these issues.  The draft Work Plan anticipated that the EIR of the Gahcho Kué Project will be completed by mid-2009, although the MVEIRB emphasized that the dates reported are target dates only, and the schedule is subject to change.  On June 14, 2007, the Company announced its attendance at the first of two work plan meetings in Yellowknife on June 11, 2007, conducted by the MVEIRB, where an overview of the draft Terms of Reference for the Environmental Impact Study and draft Work Plan for the EIR were discussed.  The impact of the EIR on the project’s development schedule is not yet known.

On December 17, 2007, the Company announced that the MVEIRB published the final terms of reference for the Gahcho Kué Environment Impact Statement (“EIS”) on October 5, 2007.  On May 9, 2008, the project operator, De Beers, advised the MVEIRB that the filing of the EIS will be deferred to the fall 2008. As the Gahcho Kue Project partners have yet to complete a project description, the filing of the EIS is expected to be delayed further.

Other Exploration

In 2005, the Gahcho Kué Project retained four leases for the development of the Gahcho Kué Project; the Company has retained five leases for future exploration; and 21 leases were transferred to GGL Diamond Corp. in exchange for a 1.5 percent royalty.

The Kelvin and Faraday kimberlite bodies (located approximately 9km and 12km, respectively, from the Gahcho Kué Project) were discovered in 1999-2000. The Kelvin and Faraday bodies are small blows along a dyke system. No further evaluation of the Kelvin and Faraday kimberlites has taken place since 2004.

Summary of Quarterly Results

2009 Fiscal Year
	Second Quarter September 30, 2008	First Quarter June 30, 2008
Interest Income	$9,698	$13,910
Expenses	(361,603)	(434,308)
Net loss	(351,905)	(420,398)
Net loss per share (basic)	(0.01)	(0.01)
Cash flow used in operations	(557,725)	(285,020)
Cash and cash equivalents, end of period	33,886	127,178
Assets	65,958,444	66,596,055
Future income tax liabilities	5,909,363	5,909,363
Dividends	Nil	Nil

2008 Fiscal Year
	Fourth Quarter March 31, 2008	Third Quarter December 31, 2007	Second Quarter September 30, 2007	First Quarter June 30, 2007
Interest Income	$13,754	$18,787	$25,986	$3,628
Expenses	(219,038)	(335,905)	(328,319)	(310,948)
Gain on sale of long-term investments	-	-	1,075,420	-
Net loss (income) before tax recovery	(205,284)	(317,118)	773,087	(307,320)
Net loss (income) after tax recovery	16,882	(317,118)	773,087	(307,320)
Net loss per share (basic)	0.00	(0.01)	0.01	(0.01)
Cash flow used in operations	(34,628)	(321,138)	(330,561)	(543,214)
Cash and cash equivalents, end of period	144,750	1,682,329	1,993,082	298,058
Assets	66,764,167	75,271,686	75,597,578	75,785,466
Future income tax liabilities	5,909,363	14,523,254	14,523,254	14,523,254
Dividends	Nil	Nil	Nil	Nil

2007 Fiscal Year
	Fourth Quarter March 31, 2007	Third Quarter December 31, 2006	Second Quarter September 30, 2006	First Quarter June 30, 2006
Interest Income	$4,273	$6,709	$6,883	$6,075
Expenses	(377,295)	(290,857)	(489,200)	(204,585)
Write-down of long-term investments	-	(480,000)	-	-
Share of loss of Camphor Ventures	(80,884)	(62,382)	-	-
Net loss	(453,906)	(826,530)	(482,317)	(198,510)
Net loss per share (basic)	(0.01)	(0.01)	(0.01)	(0.004)
Cash flow used in operations	(169,999)	(203,977)	(247,009)	(357,541)
Cash and cash equivalents, end of period	179,970	559,589	661,459	989,161
Assets	41,615,827	41,862,959	42,536,795	35,404,815
Long term liabilities	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

Three Months Ended September 30, 2008

The Company’s net loss during the three months ended September 30, 2008 was $351,905 or $0.01 per share compared with net income of $773,087 or $0.01 per share for the three months ended September 30, 2007.   The net income for the three months ended September 30, 2007 included an accounting gain on the sale of Northern Lion Corp. shares of $1,075,420, offsetting the operating expenses for the same period.

Operating expenses of $361,603 for the quarter were in line with those of the comparative quarter of the previous year.

Year-to-Date Ended September 30, 2008

The Company’s net loss during the six months ended September 30, 2008 was $772,303 or $0.01 per share compared with net income of $465,767 or $0.01 per share for the six months ended September 30, 2007, with the September 30, 2007 year-to-date figures including the accounting gain on the sale of the Northern Lion Corp. shares in July 2007.

Operating expenses were $795,911 for the year-to-date compared to $639,267 for the comparative period of the prior year.  The increase is attributed primarily to increased management and oversight activities relating to the Company’s investment in the Gahcho Kué Project.

The Company will continue to exercise careful management of its capital given the current economic environment in which it is operating, avoiding all discretionary expenditures.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company’s capital resources have been limited.  The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $799,425 at September 30, 2008 ($1,996,434 as at September 30, 2007), and cash and short-term investment of $767,559 ($1,993,082 at September 30, 2007).  The short-term investment is with a major Canadian bank, and the Company considers there to be no risk associated with the bank’s creditworthiness.

The Company had no long-term debt at either September 30, 2008 or September 30, 2007.  The Company does not currently incur any direct costs in connection with the Gahcho Kué Project as these costs are currently being funded by De Beers Canada without recourse to the Company.

With approximately $800,000 of cash and short-term investment, the Company has sufficient capital to finance its operations for the next eight months, after which it will be required to raise capital for future operations. The Company has historically obtained financing from equity issuances, although it will consider all sources of financing reasonably available to it.  At this point, although there is no guarantee, the Company anticipates that it will be able to raise required capital.

Since the end of the Company’s quarter ended June 30, 2008, global economic conditions and financial markets have experienced significant weakness and volatility.  Until this period of weakness and unpredictability subsides, there is increased risk that the Company will be unable to obtain additional financing.  In the meanwhile, the Company will continue to exercise prudent management of available and future capital.

There can be no assurance of continued access to financing, including new equity capital, in the future, and an inability to secure such financing may require the Company to substantially curtail and defer its planned operations, and impact on the Company’s ability to continue as a going concern. The Company’s consolidated interim financial statements are prepared on a going concern basis.  Readers are advised to review the Company’s going concern references in Note 1 to the September 30, 2008 unaudited consolidated interim financial statements and Note 1 to the March 31, 2008 yearend audited consolidated financial statements.

During the six months ended September 30, 2008, the Company received $34,502 by issuing 61,500 shares upon the exercise of stock options.  During the six months ended September 30, 2007, the Company received $33,451 by issuing 55,350 shares upon the exercise of stock options.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable.  Canadian GAAP requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets.  Impairments are recognized when the book values exceed management’s estimate of the net recoverable amounts associated with the affected assets.  The values shown on the balance sheet for mineral properties represent the Company’s assumption that the amounts are recoverable.  Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known.  There are currently no known events, including the current economic environment, that are believed to impact the Company’s current assessment.

The Company expenses all stock-based payments using the fair value method.  Under the fair value method and option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options.  Such estimates affect the fair value determined by the option pricing model.

CHANGES IN ACCOUNTING POLICIES

The Company adopted the following new accounting standards under Canadian GAAP for interim and annual financial statements effective April 1, 2008.

(a)	Capital Disclosures
New CICA Accounting Handbook Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital, and how it is managed and requires the following disclosures:

(i)	qualitative information about the entity’s objectives, policies and processes for managing capital;
(ii)	summary quantitative data about what it manages as capital;
(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv)	when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

There is no impact on the Company’s financial statements from the adoption of this standard as it affects only disclosure requirements discussed in Note 7 to the financial statements.

(b)  Financial Instruments
New CICA Accounting Handbook Sections 3862, “Financial Instruments - Disclosures”, and 3863, “Financial Instruments - Presentation”, replace existing Handbook Section 3861, “Financial Instruments - Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements.  The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks.

There is no impact on the Company’s financial statements from the adoption of these standards as the changes arising affect only disclosure requirements discussed in Note 4 to the financial statements.

(c)  Inventories
New CICA Accounting Handbook Section 3031, “Inventories”, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.  The adoption of this standard does not impact the Company’s financial statements as the Company does not hold inventories at this time.

FUTURE ACCOUNTING POLICY CHANGES

a)	Goodwill and Intangible Assets
For interim and annual financial statements relating to its fiscal year commencing April 1, 2009, the Company will be required to adopt new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”.  Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The Company has not yet determined the effect if any that the adoption of this new standard will have on its financial statements.

b)	International Financial Reporting Standards
The Canadian Accounting Standards Board will require all public companies to adopt International Financial Reporting Standards (“IFRS”) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Companies will be required to provide IFRS comparative information for the previous fiscal year.  The convergence from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the Company will prepare both the current and comparative financial information using IFRS.  The Company expects the transition to IFRS to impact accounting policies, financial reporting, business processes, internal controls over financial reporting, disclosure controls and procedures, and information systems.  The Company will continue its efforts to assess the impact of the Company’s transition to IFRS, including continuing to invest in training and resources throughout the transition period to facilitate a timely conversion.

OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

Risks
Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•
results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

•	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration activities or the completion of feasibility studies;
•	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
•	risks related to commodity price fluctuations;
•	the uncertainty of profitability based upon the Company's history of losses;
•	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms, particularly given recent volatility in the global financial markets;
•	risks related to environmental regulation and liability;
•	political and regulatory risks associated with mining and exploration; and
•	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Contractual Obligations
The Company has consulting agreements with the President and CEO, Patrick Evans, and the Chief Financial Officer and Corporate Secretary, Jennifer Dawson, for their services in these capacities.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the American Stock Exchange under the symbol MDM. On September 30, 2008, there were 59,932,381 shares issued and 400,000 stock options outstanding expiring from October 1, 2009 to January 30, 2011.

As at November 12, 2008, there are 59,932,381 shares issued and 400,000 stock options outstanding expiring from October 1, 2009 to January 30, 2011.  There are an unlimited number of common shares without par value authorized to be issued by the Company.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the quarter ended September 30, 2008 that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

ADDITIONAL INFORMATION

Additional disclosures relating to the Company is available on the Internet at the SEDAR website at www.sedar.com, and on the Company’s website at www.mountainprovince.com.

FORWARD-LOOKING STATEMENTS

Some statements contained in this MD&A are forward-looking and reflect our expectations regarding the future performance, business prospects and opportunities of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions.  Such forward-looking statements reflect our current beliefs and are based on information currently available to us. Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements. The Company disclaims any obligation to update forward-looking statements.

On behalf of the Board of Directors,

“Patrick Evans”

Patrick Evans
President & CEO
November 12, 2008